                                 EXHIBIT 12(b)
                           BANK OF BOSTON CORPORATION
         COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

                        (Including Interest on Deposits)

The Corporation's ratios of earnings to fixed charges (including interest on deposits) for the five years ended
December 31, 1995 were as follows:

                                                       Years Ended December 31,
                                         -----------------------------------------------------
(Dollars in millions)
                                              1995      1994      1993       1992       1991
                                             -----     -----     -----      -----      -----
Net income (loss)                         $    541  $    435  $    299   $    279   $   (113)
Extraordinary items, net of tax                            7                  (73)        (8)
Cumulative effect of changes
   in accounting principles, net of tax                            (24)
Income tax expense (benefit)                   444       349       215        153        (58)
                                             -----     -----     -----      -----      -----
     Pretax earnings (loss)                    985       791       490        359       (179)
                                             -----     -----     -----      -----      -----

Fixed charges:
     Portion of rental expense
     (net of sublease
     rental income) which
     approximates the
     interest factor                            29        27        27         28         30

Interest on borrowed funds                   1,021       998       378        345        362

Interest  on deposits                        1,557     1,148     1,016      1,407      1,808
                                             -----     -----     -----      -----      -----

          Total fixed charges                2,607     2,173     1,421      1,780      2,200
                                             -----     -----     -----      -----      -----

Earnings (for ratio calculation)          $  3,592  $  2,964  $  1,911   $  2,139   $  2,021
                                             =====     =====     =====      =====      =====

Total fixed charges                       $  2,607  $  2,173  $  1,421   $  1,780   $  2,200
                                             =====     =====     =====      =====      =====
Ratio of earnings to fixed
   charges                                    1.38      1.36      1.34       1.20        .92
                                             =====     =====     =====      =====      =====

For purposes of computing the consolidated ratio of earnings to fixed charges "earnings" represent income (loss) before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges. "Fixed charges" include gross interest expense (including interest on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. For the year ended December 31, 1991, earnings were insufficient to cover fixed charges.
Additional earnings necessary to bring the ratio of earnings to fixed charges to a one-to-one basis are $179 million.